Pricing Supplement No. 30 Dated November 6, 1997, to Prospectus Dated December 4, 1995 as Supplemented by Prospectus Supplement Dated
May 10, 1996

ASSOCIATES CORPORATION OF NORTH AMERICA
MEDIUM TERM SENIOR NOTES, Series I

$225,000,000 principal amount of the Series I Notes, bearing interest at 6 1/4% per annum and maturing on May 1, 1998, are being sold by the Company to UBS Securities LLC at 99.888% of their principal amount. Such Notes may be offered to the public at varying prices depending upon market conditions at the time of resale, as determined by UBS Securities LLC.

The Notes to which this Pricing Supplement relates will be Fixed Rate Notes and will be initially issued as Book Entry Notes for settlement on November 12, 1997.

Prior to this Pricing Supplement, $624,650,000 aggregate principal amount of the Series I Notes offered pursuant to the Prospectus Supplement dated May 10, 1996 to the Prospectus dated December 4, 1995 has been sold at the interest rates then in effect. Between July 8, 1997 and October 22, 1977 the Company reduced the amount of the aggregate principal amount of the Series I Notes available for sale under the Prospectus and the Prospectus Supplement referred to above by $1,100,000 from $1,950,000 to $850,000.

Recent Financial Information


The following summary of certain consolidated financial information of the Company has been derived principally from information and financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the six months ended June 30, 1997 (in millions):

                                   Year Ended or   Six Months Ended
                                   at December 31    or at June 30
                                     1996           1996      1997
                                  ---------------  ------    ------
                                                      (Unaudited)

Revenue                            $ 6,221.4     $  2,966.5     $ 3,460.9
Earnings Before Provision for
 Income Taxes                      $ 1,305.1     $    633.1     $   696.4
Net Earnings                       $   823.1     $    399.3     $   441.1
Finance Receivables (net of
unearned finance income and
allowance for losses)              $40,407.5     $ 38,151.8     $44,304.7
Stockholders' Equity               $ 5,086.2     $  4,824.6     $ 5,525.4

--------------------

On October 14, 1997, the Company announced unaudited results for the nine months ended September 30, 1997. Such results, compared to the unaudited results of operations for the similar period of the prior fiscal year, were as follows: Revenue - $5.3 billion (1997), $4.6 billion (1996); Earnings before
Provision for Income Taxes - $1,061.1 million (1997), $959.5 million (1996);
and Net Earnings - $671.1 million (1997), $606.4 million (1996).

On October 8, 1997, Ford Motor Company ("Ford") announced its intention to distribute to its stockholders all of its shares in Associates First Capital
Corporation, the immediate parent of the Company, subject to receipt of a favorable ruling from the Internal Revenue Service. Upon consummation of such spinoff, the Company will no longer be an indirect subsidiary of Ford.




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